Filed pursuant to Rule 433(d)

Registration Statement No. 333-131369

AB SVENSK EXPORTKREDIT
(Swedish Export Credit Corporation)

Principal Protected BRL+CNY/USD Linked Notes Due August 15, 2008
Final Term Sheet

Aggregate Principal Amount:	$55,345,000. The Aggregate Principal Amount may be increased prior to the Issue Date and, in that event, additional Notes may be sold at a different Issue Price.

Trade Date:	August 3, 2007

Issue Date:	August 15, 2007

Maturity Date:	August 15, 2008 (subject to the modified following business day convention (unadjusted))

Initial Issue Price:	100.00%

Underwriting commission:	0.25%

Proceeds to Issuer:	99.75%

Current spot levels:	BRL per USD=1.8750
CNY per USD=7.5650

CCY Initial rates:	BRL per USD = 1.9495
CNY per USD = 7.1425

CCY Final rates:	Index Currency/USD spot rates at 4:00 p.m., London time, on the Determination Date by reference to the WM Company Fix.

Determination Date:	August 1, 2008 (subject to the following business day convention (unadjusted))

CUSIP:	00254ECX8

The Issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering.  Before you invest, you should read the prospectus for this offering in that registration statement, and other documents the issuer has filed with the SEC for more complete information about the issuer and the offering.  You may get these documents for free by searching the SEC online database (EDGAR®) at www.sec.gov.  Alternatively, you may obtain a copy of the prospectus from Goldman, Sachs & Co. by calling 1-866-471-2526.